[FOR IMMEDIATE RELEASE]
Xinhua Finance Media announces strong financial results for the third quarter 2007
BEIJING, November 14, 2007 — Xinhua Finance Media Limited (“XFMedia” or “the Company”; NASDAQ: XFML), China’s leading diversified financial and entertainment media company, today announced its unaudited financial results for the quarter ended September 30, 2007.
Third Quarter 2007 Highlights
•	Net revenue for the third quarter of 2007 was $40.7 million, up 118% year-over-year from $18.7 million in the third quarter of 2006 or up 41% sequentially from $29.0 million in the second quarter of 2007. The increase in revenue was driven by strong organic business growth and contribution from new acquisitions.

•	EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization and share-based compensation expenses, for the third quarter of 2007 was $14.7 million, up 199% year-over-year from $4.9 million in the third quarter of 2006 or up 62% sequentially from $9.1 million in the second quarter of 2007.

•	Net income for the third quarter of 2007 was $9.0 million, up 964% year-over-year from $0.8 million in the third quarter of 2006 or up 301% sequentially from $2.3 million in the second quarter of 2007.

•	Adjusted net income (non-GAAP), defined as net income before amortization of intangible assets, imputed interest and share-based compensation expenses, for the third quarter of 2007 was $14.9 million, up 424% year-over-year from $2.8 million in the third quarter of 2006 or up 87% sequentially from $7.9 million in the second quarter of 2007.

•	Net income and adjusted net income per ADS and per share are shown in the following table:

Net income per ADS — basic *	0.14
Net income per ADS — diluted *	0.13
Adjusted net income per ADS — basic *	0.23
Adjusted net income per ADS — diluted *	0.21

Net income per share — basic *	0.07
Net income per share — diluted *	0.06
Adjusted net income per share — basic *	0.12
Adjusted net income per share — diluted *	0.10

*	Weighted average number of ADS — basic: 63.5 million; weighted average number of ADS — diluted: 71.4 million; weighted average number of share — basic: 126.9 million; weighted average number of share — diluted: 142.8 million.
“We are pleased to report strong financial results for the third quarter of 2007 that came from strong business growth in advertising revenue,” said Ms Fredy Bush, XFMedia’s Chief Executive Officer, “demonstrating our ability to capitalize on the growing advertising market in China. We look forward to progress across our business groups as we continue to leverage the prospects generated by China’s dynamic development.”
Third Quarter 2007 Financial Results
Net revenue for the third quarter of 2007 was $40.7 million, up 118% year-over-year from $18.7 million in the third quarter of 2006 or up 41% sequentially from $29.0 million in the second quarter of 2007.
Net Revenues by type and segment
The following is a summary of net revenue relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the third quarter of 2007:

	Advertising	Broadcast	Print	Production	Research	Total
Net revenues:
Media production	$—	$—	$—	$2,073,675	$—	$2,073,675
Advertising sales	3,801,931	4,993,633	3,551,108	—	—	12,346,672
Advertising services	18,763,878	3,693,157	2,110,687	—	1,445,257	26,012,979
Publishing services	—	—	291,072	—	—	291,072

Total net revenues	$22,565,809	$8,686,790	$5,952,867	$2,073,675	$1,445,257	$40,724,398

Advertising Group
Net revenue for the Advertising Group for the third quarter of 2007 was $22.6 million, up 99% year-over-year from $11.4 million in the third quarter of 2006 or up 48% sequentially from $15.3 million in the second quarter of 2007.
Television Advertising

Net revenue for Television for the third quarter of 2007 was $3.8 million, up 84% year-over-year from $2.0 million in the third quarter of 2006 or down 21% sequentially from $4.8 million in the second quarter of 2007. The sequential decrease was due to seasonality of the business. In addition, a higher portion of television programming during the quarter focused on the coverage of the 17th Party Congress and resulted in a mix of television advertisement that generated on average a lower level of revenue.
Print/Online Advertising

Net revenue for Print for the third quarter of 2007 was $9.5 million, up 92% year-over-year from $4.9 million in the third quarter of 2006 or up 59% sequentially from $6.0 million in the second quarter of 2007.
Outdoor/Other Advertising Services

Net revenue for Outdoor/Other for the third quarter of 2007 was $5.7 million, up 29% year-over-year from $4.4 million in the third quarter of 2006 or up 52% sequentially from $3.7 million in the second quarter of 2007.

We completed the acquisition of Convey Advertising Company Limited (“Convey”) on July 2, 2007. Convey contributed $3.8 million in post-acquisition net revenue for the third quarter of 2007. The acquisition of Convey expands XFMedia’s outdoor advertising network significantly by adding to it billboards along key transit routes linking mainland China with Hong Kong and Macau.

Excluding the contribution from Convey, net revenue was down by 50% sequentially due primarily to a lower level of event marketing activities conducted during the period leading up to the 17th Party Congress.
Below-The-Line Marketing

Net revenue for Below-The-Line Marketing for the third quarter of 2007 was $3.6 million, up 363% sequentially from $0.8 million in the second quarter of 2007. There was no comparable revenue for the Below-The-Line Marketing business in the third quarter of 2006 as this business was acquired in June of 2007. The sequential increase was primarily due to full quarter consolidation of Shanghai Singshine Marketing Service Ltd.
Broadcast Group

Net revenue for the Broadcast Group for the third quarter of 2007 was $8.7 million, up 4655% year-over-year increase from $0.2 million in the third quarter of 2006 or up 107% sequentially from $4.2 million in the second quarter of 2007. The year-over-year increase was primarily due to revenue contribution from the television business which was acquired in September of 2006.
Television
Net revenue for the television business for the third quarter of 2007 was $3.5 million, up 1806% year-over-year from $0.2 million in the third quarter of 2006 or up 48% sequentially from $2.3 million in the second quarter of 2007.
Radio
Net revenue for the radio business for the third quarter of 2007 was $1.9 million, up 61% sequentially from $1.2 million in the second quarter of 2007. There was no comparable revenue for the radio business in the third quarter of 2006 as the radio business was acquired in September 2006 and only started to generate revenue in the fourth quarter of 2006.
Mobile Services
Net revenue for the mobile services business for the third quarter of 2007 was $3.3 million, up 388% sequentially from $0.7 million in the second quarter of 2007. There was no comparable revenue for the mobile services business in the third quarter of 2006 as this business was acquired in the second quarter of 2007. The sequential increase was partially due to full quarter consolidation of Beijing Mobile Interactive Co., Ltd, which was acquired in June, 2007.
Print Group
Net revenue for the Print Group for the third quarter of 2007 was $6.0 million, up 57% year-over-year from $3.8 million in the third quarter of 2006 or up 19% sequentially from $5.0 million in the second quarter of 2007. The Print Group consists of the advertising business in newspapers and magazines.

Newspaper
Net revenue for the newspaper business for the third quarter of 2007 was $2.5 million, up 45% year-over-year from $1.7 million in the third quarter of 2006 or up 17% sequentially from $2.2 million in the second quarter of 2007.
Magazine
Net revenue for the magazine business for the third quarter of 2007 was $3.4 million, up 68% year-over-year from $2.0 million in the third quarter of 2006 or up 21% sequentially from $2.8 million in the second quarter of 2007.
Production Group
Net revenue for the Production Group for the third quarter of 2007 was $2.1 million, down 22% year-over-year from $2.7 million in the third quarter of 2006 or down 32% sequentially from $3.1 million in the second quarter of 2007. The decrease was primarily due to seasonality of distribution of TV drama series.
Research Group
Net revenue for the Research Group for the third quarter of 2007 was $1.4 million, up 100% year-over-year from $0.7 million in the third quarter of 2006 or down 1% sequentially from $1.5 million in the second quarter of 2007.
Cost of Revenues
Cost of revenues for the third quarter of 2007 was $23.3 million, up 113% year-over-year from $11.0 million in the third quarter of 2006 or up 36% sequentially from $17.2 million in the second quarter of 2007. The increase in cost of revenues was in line with the increase in net revenues, which increased by 118% year-to-year or 41% sequentially. Adjusted cost of revenue (non-GAAP), defined as cost of revenues before amortization of intangible assets, for the third quarter of 2007 was $20.4 million, up 95 % year-over-year from $10.5 million in the third quarter of 2006 or up 42% sequentially from $14.4 million in the second quarter of 2007.

The cost of revenues for the five business segments are as follows:

	Advertising	Broadcast	Print	Production	Research	Total
Cost of revenues:
Media production	$—	$202,884	$—	$1,302,047	$—	$1,504,931
Advertising sales	1,636,063	2,664,941	747,933	—	—	5,048,937
Advertising services	12,739,178	2,993,949	80,054	—	696,800	16,509,981
Publishing services	—	—	283,714	—	—	283,714

Total cost of revenues	$14,375,241	$5,861,774	$1,111,701	$1,302,047	$696,800	$23,347,563
Amortization of intangible assets	(237,557)	(2,381,048)	(307,220)	—	—	(2,925,825)

Adjusted cost of revenues	$14,137,684	$3,480,726	$804,481	$1,302,047	$696,800	$20,421,738

Operating Expenses
Operating expenses for the third quarter of 2007 were $11.1 million, up 91% year-over-year from $5.8 million in the third quarter of 2006 or up 24% sequentially from $9.0 million in the second quarter of 2007.
Total operating expenses were composed of selling and marketing expenses and general and administrative expenses. Selling and marketing expenses for the third quarter of 2007 were $4.3 million, up 167% year-over-year from $1.6 million in the third quarter of 2006 or up 37% sequentially from $3.2 million in the second quarter of 2007.
General and administrative expenses for the third quarter of 2007 were $6.8 million, up 61% year-over-year from $4.2 million in the third quarter of 2006 or up 17% sequentially from $5.8 million in the second quarter of 2007. Included in the general and administrative expenses were share-based compensation expenses of US$0.5 million, resulting from grants made in 2006.
EBITDA (non-GAAP)
EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization and share-based compensation expenses, for the third quarter of 2007 was $14.7 million, up 199% year-over-year from $4.9 million in the third quarter of 2006 or up 62% sequentially from $9.1 million in the second quarter of 2007.

The following is a summary of EBITDA (non-GAAP) relating to each segment for the third quarter of 2007:

	Advertising	Broadcast	Print	Production	Research	Total
Segment EBITDA (non-GAAP)	$6,512,142	$3,850,243	$4,090,007	$481,723	$375,829	$15,309,944
Less: net head office expenses						(613,022)

EBITDA (non-GAAP)						$14,696,922

*	Net head office expenses represent corporate expenses of $3.6 million less interest income of $2.4 million and other income of $0.6 million.
Net Income and Adjusted Net Income (non-GAAP)
Net income for the third quarter of 2007 was $9.0 million, up 964% year-over-year from $0.8 million in the third quarter of 2006 or up 301% sequentially from $2.3 million in the second quarter of 2007.
Adjusted net income (non-GAAP), defined as net income before amortization of intangible assets, imputed interest and share-based compensation expenses, for the third quarter of 2007 was $14.9 million, up 424% year-over-year from $2.8 million in the third quarter of 2006 or up 87% sequentially from $7.9 million in the second quarter of 2007.
Outlook for 2007
XFMedia maintains its full year revenue guidance of US$128 to 133 million. Fourth quarter revenue is expected to be US$42 to 47 million. This forecast reflects XFMedia’s current and preliminary view, which is subject to change.
Conference Call Information
Following the earnings announcement, Xinhua Finance Media’s senior management will host a conference call on November 13, 2007 at 5:00 PM (New York) / November 14, 2007 at 6:00 AM (Beijing) to review the results and discuss recent business activity.

Interested parties may dial into the conference call at:
(US) +1 480 293 1744
(UK) +44 20 7190 1232
(Asia Pacific) +852 3009 5027
A telephone replay will be available shortly after the call for one week at:
(US) +1 303 590 3030 (Passcode: 3800017#)
(UK) +44 207 154 2833 (Passcode: 3800017#)
(Asia Pacific) +852 2287 4304 (Passcode: 124110#)
A real-time webcast and replay will be also available at:
http://www.xinhuafinancemedia.com/earnings
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for fourth quarter and full year 2007 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S.

Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XFMedia’s consolidated financial results presented in accordance with U.S. GAAP, XFMedia uses the following non-GAAP financial measures: adjusted cost of revenue, EBITDA and adjusted net income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.
XFMedia believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity. XFMedia believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. To provide investors with a better understanding of our underlying operational and financial performance, starting from this quarter, XFMedia has adopted the measure “adjusted cost of revenue”, defined as cost of revenue excluding amortization of intangible assets, and has changed the methodology of presenting “adjusted net income”, by defining adjusted net income as net income excluding amortization of intangible assets, imputed interest and share-based compensation. XFMedia believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted cost of revenue, EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Reconciliations of GAAP and non-GAAP results (in USD thousands, unaudited)

	Three months ended			Three months ended			Three months ended
	September 30, 2007			September 30, 2006			June 30, 2007
	GAAP		Non-	GAAP		Non-	GAAP		Non-
	Results	Adjustment	GAAP	Results	Adjustment	GAAP	Result	Adjustment	GAAP
			Results			Results			Results
Cost of revenue (*)	23,348	(2,926)	20,422	10,976	(482)	10,494	17,209	(2,855)	14,354
Operating Profit (**)	6,248	8,449	14,697	1,909	3,004	4,913	2,757	6,316	9,073
Net Income (***)	9,038	5,814	14,852	849	1,985	2,834	2,254	5,680	7,934

(*)	The adjustments are for amortization for intangible assets.

(**)	The adjustments are for share-based compensation expenses, interest income, depreciation, and amortization for intangible assets.

(***)	The adjustments are for amortization of intangible assets, imputed interest, and share-based compensation expenses.
Contacts
Media Contact
Xinhua Finance Media
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com

IR Contact
Xinhua Finance Media

Ms. Jennifer Chan Lyman, +86 21 6113 5960, jennifer.lyman@xinhuafinancemedia.com

Xinhua Finance Media Limited
Condensed Consolidated Balance Sheets

	September 30,	December 31,
(In U.S. dollars)	2007	2006
	Unaudited	(Note 1)
Assets
Current assets:
Cash	$75,350,743	$36,353,547
Restricted cash (Note 2)	37,202,191	12,579,822
Short-term investment	40,700,000	—
Accounts receivable (Note 3)	40,657,189	17,403,632
Prepaid program expenses	8,455,823	8,597,935
Other current assets	27,579,563	22,114,480

Total current assets	229,945,509	97,049,416
Content production deposit and cost, net	6,836,842	5,854,271
Property and equipment, net	8,674,224	4,367,329
Intangible assets, net (Note 4)	215,891,059	176,201,528
Goodwill	136,597,341	83,670,010
Investment	500,000	500,000
Deposits for acquisition of subsidiaries	25,634,000	29,246,500
Deposits for acquisition of intangible asset	—	2,561,246
Other long-term asset	8,563,980	—

Total assets	$632,642,955	$399,450,300

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	$33,704,539	$11,218,256
Bank overdrafts	1,525,086	—
Other current liabilities	42,124,072	163,848,633

Total current liabilities	77,353,697	175,066,889
Deferred tax liabilities	33,344,407	41,168,035
Convertible loan	—	14,017,289
Long term payables, non-current portion	72,189,021	64,937,958

Total liabilities	182,887,125	295,190,171

Minority Interests	4,121,929	3,010,407

	September 30,	December 31,
(In U.S. dollars)	2007	2006
	Unaudited	(Note 1)
Shareholders’ equity:
Class A common shares and nonvested shares (par value $0.001; 69,035,751 as of December 31, 2006 and 143,822,874 as of September 30, 2007 shares authorized; 32,011,154 as of December 31, 2006 and 88,017,922 as of September 30, 2007 shares issued and outstanding)	88,020	32,011
Class B common shares (par value $0.001; 50,054,619 as of December 31, 2006 and September 30, 2007 shares authorized; 50,054,618 as of December 31, 2006 and September 30, 2007 shares issued and outstanding)	7,442	7,442
Convertible preferred shares (par value $0.001; 15,600,000 as of December 31, 2006 shares authorized; 15,585,254 as of December 31, 2006 shares issued and outstanding and nil as of September 30, 2007 shares issued and outstanding)	—	15,585
Additional paid-in capital	423,842,031	103,155,391
Retained earnings (deficits)	19,746,440	(2,797,112)
Accumulated other comprehensive income	1,949,968	836,405

Total shareholders’ equity	445,633,901	101,249,722

Total	$632,642,955	$399,450,300

Xinhua Finance Media Limited
Condensed Consolidated Statements of Operations

	Three months	Three months	Three months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	September 30,
(in U.S. Dollars)	2007	2006	2007	2007
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Advertising services	26,012,979	12,974,827	19,165,786	54,253,721
Content production	2,073,675	2,668,838	3,050,899	5,904,289
Advertising sales	12,346,672	2,592,625	6,477,426	25,447,053
Publishing services	291,072	482,516	265,422	758,924

Total net revenues	40,724,398	18,718,806	28,959,533	86,363,987

Cost of revenues:
Advertising services	16,509,981	8,879,575	12,073,200	35,910,052
Content production	1,504,931	1,025,106	1,341,785	3,113,566
Advertising sales	5,048,937	32,968	3,613,015	12,567,865
Publishing services	283,714	1,037,963	180,902	615,540

Total cost of revenues	23,347,563	10,975,612	17,208,902	52,207,023

Operating expenses:
Selling and distribution	4,337,558	1,621,663	3,165,211	9,082,225
General and administrative	6,791,370	4,212,367	5,828,831	17,608,426

Total operating expenses	11,128,928	5,834,030	8,994,042	26,690,651

Other operating income (Note 5)	—	—	—	2,261,788

Income from operations	6,247,907	1,909,164	2,756,589	9,728,101
Other income (expense):
Interest expense (Note 7)	(375,093)	(915,523)	(2,086,990)	(3,673,022)
Interest income	2,431,529	617,994	1,858,221	4,746,584
Other, net	730,850	201,012	158,401	926,989

Income before provision for income taxes and minority interest	9,035,193	1,812,647	2,686,221	11,728,652
Provision for income taxes (Note 8)	(232,016)	128,307	202,457	(12,944,939)

Net income before minority interest	9,267,209	1,684,340	2,483,764	24,673,591
Minority interest	229,467	782,908	229,355	791,706
Equity in loss of an investment	—	52,211	—	—

Net income	9,037,742	849,221	2,254,409	23,881,885

	Three months	Three months	Three months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	September 30,
(in U.S. Dollars)	2007	2006	2007	2007
	Unaudited	Unaudited	Unaudited	Unaudited
Dividend on redeemable convertible preferred shares	—	2,169,227	—	1,338,333

Net income (loss) attributable to holders of common shares	9,037,742	(1,320,006)	2,254,409	22,543,552
Net income per share:
Basic — Common shares	0.071	(0.029)	0.018	0.227
Basic — American Depositary Shares	0.142	(0.058)	0.036	0.454
Diluted — Common shares	0.063	(0.029)	0.016	0.193
Diluted — American Depositary Shares	0.126	(0.058)	0.032	0.386

Xinhua Finance Media Limited
Condensed Consolidated Statements of Cash Flows

	Three months	Three months	Three months
	ended	ended	ended
	September 30,	September 30,	June 30,
(in U.S. Dollars)	2007	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	1,550,989	6,489,492	41,081

Net cash used in investing activities	(9,536,253)	(59,548,936)	(97,768,365)

Net cash provided by financing activities	1,660,617	2,449,972	2,660,996

Effect of exchange rate changes	263,683	144,605	546,121

Net decrease in cash	(6,060,964)	(50,464,867)	(94,520,167)
Cash, as at beginning of the period	81,411,707	62,195,089	175,931,874

Cash, as at end of the period	75,350,743	11,730,222	81,411,707

Notes to Financial Information
1) 2006 condensed consolidated balance sheets
Information was extracted from the audited financial statements included in the prospectus on Form-1 of the Company filed with the Securities and Exchange Commission on March 8, 2007.
2) Restricted cash
Restricted cash is US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Accounts receivables and debtors turnover
Debtors turnover for the second quarter and third quarter of 2007 was 97 days and 92 days respectively. Our business groups generally granted 90 days to 180 days average credit period to major customers, which is in line with the industry practices in the PRC.
4) Intangible assets

Net book value for intangible assets as of September 30, 2007 was $215.9 million. It mainly represents the fair value of the long term advertising agreements for the Broadcast and Print Group. The net book value of the intangible assets were primarily composed of $99.8 million advertising license agreement for our TV business, $59.8 million exclusive advertising agreement for our newspaper business, and $7.7 million exclusive advertising agreements we entered for radio advertising operations in Shanghai, Beijing and Guangdong. There is derecognition of the intangible assets of $40.7 million for one of our radio exclusive advertising agreements upon clarification of the terms of one of our exclusive radio advertising agreements. We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in the second and third quarters and hence the net book value for intangible assets is preliminary and subject to revision once we complete the valuation exercise.
5) Other operating income
Other operating income of $2.3 million represents reimbursement of IPO related expenses by Bank of New York in the first quarter of 2007. Those expenses, all of which had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to the sale of securities, related primarily to audit fees and fees paid to consultants during the listing process.
6) Amortization included in cost of sales, selling expenses, or administrative expenses
Amortization for the second quarter and third quarter of 2007 were $3.4 million and $4.2million respectively. It mainly represents the amortization of the intangible assets as mentioned in note 4. The amortization for the TV license agreement was $1.3 million for both second and third quarter of 2007. The amortization for the newspaper exclusive advertising agreement was $0.4 million and $0.3 million for the second and third quarter of 2007. The amortization for the radio exclusive advertising agreements was $0.7 million and $0.3 million for the second and third quarter of 2007. The decrease in amortization is due to the derecognition of the intangible assets of $40.7 million as mentioned in note 4.
7) Interest expense

Included in interest expense is imputed interest of $1.7 million and $1.1 million for the second quarter and third quarter of 2007 respectively. It mainly represents the monthly imputed interest expense charged on the payment obligations for the above long term contracts. There is also a one-time adjustment of $1.3 million, representing reversal of the imputed interest taken in first half year of 2007 (the imputed interest for the first quarter and second quarter of 2007 were $0.6 million and $0.6 million respectively) as a result of clarification of terms of one of our exclusive radio advertising agreements as mentioned also in note 4. For the TV license agreement, the imputed interest each quarter in 2007 was $0.7 million. For the Newspaper exclusive advertising agreement, the imputed interest for the second quarter and third quarter of 2007 were $0.4 million and $0.3 million respectively. For radio exclusive advertising agreements, the imputed interest for the second quarter and third quarter of 2007 were $0.6 million and $0.1 million respectively. The sequential decrease was driven by the fact that there is no imputed interest taken in the third quarter of 2007 as a result of clarification of terms of one of our exclusive radio advertising agreements as mentioned in note 4.
8) Provision for income taxes
Provision for income taxes included deferred tax credits of $0.7 million in both second quarter and third quarter of 2007.

Page 18 of 18